CODE OF ETHICS

Statement

Walter Scott has a strong ethics and compliance culture and has established policies and procedures to ensure that it meets regulatory, legal and best practice requirements together with maintaining high fiduciary standards in the management of its clients’ assets. Employees of Walter Scott bear a fiduciary responsibility to its clients and are therefore responsible for knowing, understanding and following the firm’s policies and procedures, and complying with applicable federal securities laws.

Walter Scott has adopted a Code of Ethics that is made up of three parts:

1.	BNY Mellon Code of Conduct and Interpretative Guidance (the “BNY Mellon Code”);

2.	BNY Mellon Personal Securities Trading Policy (the “PSTP”); and

3.	Walter Scott Personal Securities trading Policy.

1.	BNY MELLON CODE

The BNY Mellon Code provides to employees the framework and sets the expectations for business conduct. In addition, it clarifies our responsibilities to clients, employees, suppliers, government officials, competitors and the communities we serve and outlines important legal and ethical issues:

1.

Respecting Others: We respect human rights and treat employees with fairness, dignity and respect at work. We are committed to fostering an inclusive workplace where talented people want to stay and develop their careers. Supporting a diverse, engaged workforce allows us to be successful in building trust, empowering teams, serving our clients and outperforming our peers. We give equal employment opportunity to all individuals in compliance with legal requirements and because it’s the right thing to do.

2.

Avoiding Conflicts: We make our business decisions free from conflicting outside influences. Our business decisions are based on our duty to BNY Mellon and our clients, and not driven by any personal interest or gain. We are alert to any potential conflict of interest and ensure we identify and mitigate or eliminate any such conflict.

3.

Conducting Business: We secure business based on honest competition in the marketplace, which contributes to the success of our company, our clients and our shareholders. We compete in full compliance with all applicable laws and regulations. We support worldwide efforts to combat financial corruption and financial crime.

4.

Working with Governments: We follow all requirements that apply to doing business with governments. We recognize that practices that may be acceptable when dealing with a private company that is the client may cause problems or be a violation of law when working with a government.

5.

Protecting Company Assets: We ensure all entries made in the company’s books and records are complete and accurate and comply with established accounting and record-keeping procedures. We maintain confidentiality of all forms of data and information entrusted to us and prevent the misuse of information belonging to the company or any client.

Effective: 1 April 2018

Revised: 20 September 2023

6.

Supporting our Communities: We take an active part in our communities around the world, both as individuals and as a company. Our long-term success is linked to the strength of the global economy and the strength of our industry. We are honest, fair and transparent in every way that we interact with our communities and the public at large. We are committed to addressing climate related risks and opportunities through an environmental sustainability approach that considers all aspects of our business.

All employees are bound by the BNY Mellon Code and must sign their acceptance of this on joining the firm.

2.	BNY MELLON PERSONAL SECURITIES TRADING POLICY

The PSTP is designed to reinforce our reputation for integrity by avoiding even the appearance of impropriety and to ensure compliance with applicable laws in the conduct of our business. The PSTP sets forth procedures and limitations that govern the personal securities transactions of our employees in accounts held in their own names as well as accounts in which they have indirect ownership. All employees other than Facilities, are classified as Monitored Employees and must follow the approved broker requirements contained within the BNY Mellon policy.

3.	WALTER SCOTT PERSONAL SECURITIES TRADING POLICY

In addition to the PSTP we have a more restrictive policy regarding personal securities trading which prevents employees from having discretion to purchase single equities with the exception of BNY Mellon stock. Compliance with the personal securities trading rules is a condition of employment and our employees must, therefore, be familiar with them. Employees can invest in three funds which are sponsored by BNY Mellon with us acting as investment advisor. One of these funds is also utilized as part of the long-term incentive plan.

3.1	DISCLOSURE / PRE-CLEARANCE

Existing holdings, which must be disclosed within 10 calendar days of joining the firm, may be retained or, following pre-clearance, sold at a later date.

3.2	PRE-CLEARANCE REQUIRED

For all buys and sells pre-clearance is required with the following exception. Pre-clearance is not required for regulated open-ended collective investment schemes except for those being managed by any BNY Mellon affiliate (known as “Proprietary Funds”). Regulated open-ended collective investment schemes include unit trusts and OEICs. It should be noted that all investment trusts and ETFs must be pre-cleared and included in the quarterly reporting as described below.

3.3	PROHIBITED INVESTMENTS

Our employees may not invest in:

•	individual securities other than BNY Mellon stock;

•	rights issues on individual securities;

•

collective investment vehicles where we act as the sub-adviser (except the BNY Mellon Long-Term Global Equity Fund, the BNY Mellon Long-Term European Equity Fund and the BNY Mellon Global Leaders Fund where Walter Scott is the investment manager);

•	convertible bonds;

•	custom made ETFs or ISAs;

•	spread betting on securities, currencies or indices;

•	or derivative instruments based on individual securities.

3.4	REPORTING

Our employees must attest quarterly on any reportable trading activity during the quarter plus their total holdings as at the end of the reporting period within 30 calendar days. Regulated open-ended collective investment schemes (with the exception of those managed by any BNY Mellon affiliates), and AVCs need not be reported, however the prohibited investments noted above apply. Employees are permitted to open discretionary investment accounts where they are not involved in decisions at the individual security level.

Effective: 1 April 2018

Revised: 20 September 2023

This information is maintained in the Protegent Personal Trading Assistant system provided by BNY Mellon. This system is monitored by the BNY Mellon Employee Compliance/Securities Trading Conduct group. Within the PTSP requirements, certain employees are not required to maintain information in the Protegent Personal Trading Assistant system. In these instances, this information is retained and reviewed by the Walter Scott Risk & Compliance team.

All employees must verify an annual declaration confirming acceptance of the BNY Mellon Code, the PTSP and the Walter Scott Personal Securities Trading Policy and that any violations of those policies have been reported to the Walter Scott Risk & Compliance team.

3.5	PRIVATE PLACEMENTS

Investments in private placements, i.e. shares in private companies, partnerships and investments in family owned businesses must receive prior written approval from both Walter Scott and the BNY Mellon Employee Compliance/Securities Trading Conduct group.

3.6	SHORT TERM TRADING / DISGORGEMENT

Our employees are prohibited from engaging in short-term trading (i.e. selling and purchasing BNY Mellon securities within any 60 calendar day period) with any profits being disgorged.

4.	OWNERSHIP

This statement is owned by Walter Scott’s Risk and Compliance Committee.

A copy of these policies will be provided upon request.

Effective: 1 April 2018

Revised: 20 September 2023

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